EXHIBIT 99.1

Blue Hat Granted Extension to Meet Nasdaq Minimum Bid Price Requirement

Xiamen, China – December 17, 2021: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a leading communication services and internet data center (“IDC”) business provider and developer, and an operator of mobile games and augmented reality (“AR”) education curricula and products in China, today announced that on December 16, 2021, the Company received a 180 calendar day extension (“Second Compliance Period”) from Nasdaq’s Listing Qualifications Department to meet Nasdaq’s continuing listing requirements by maintaining a minimum bid price per share of $1.00 for a minimum of 10 consecutive trading days. The Company now has until June 13, 2022 to regain compliance.

If at any time before June 13, 2022, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A) on June 23, 2021, and was given until December 15, 2021 to regain compliance.

About Blue Hat

Blue Hat is a leading communication services and internet data center (“IDC”) business provider and developer, and an operator of mobile games and augmented reality (“AR”) education curricula and products in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc.	In China
Carolyne Sohn, Vice President	Lucy Ma, Associate
(415) 568-2255	+86 10 5661 7012
csohn@equityny.com	lma@equityny.com